

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue, Suite 411
West Caldwell, New Jersey 07006

> **Re: Protect Pharmaceutical Corporation**
> **Form 10-12G/A filed August 25, 2010**
> **File No. 000-54001**

Dear Mr. Abajian:

We have reviewed your August 25, 2010 response and amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

June 30, 2010 Financial Statements

Statement of Operations, page F-18

1. Please refer to your revised disclosure in response to our comment one. We note that you revised your financial statements to expense the cost of the patents. However, the current statement of operations reflects this cost as being incurred in the three month period ended June 30, 2010. As you have concluded that the patent costs should have been expensed upon acquisition in February 2010, please amend your Form 10-12G and your Form 10-Q for the period ended June 30, 2010 to correct your financial statements. Please also file an Item 4.02(a) Form 8-K announcing that the previously issued financial statements should no longer be relied upon because of an error in such financial statements. Please note that according to Section B to the General Instructions to Form 8-K require that this be filed within four business days after such a determination is made. Lastly, please revise your disclosure to include the information previously provided regarding the nature of the patent applications acquired, as it appears to be significant to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Leonard E. Neilson, Esq.